Resource Credit Income Fund

November 2, 2020 Supplement to the
Prospectus dated January 15, 2020, as supplemented on April 17, 2020 and April 24, 2020

On October 31, 2020, Sierra Crest Investment Management LLC (“Sierra Crest”) replaced Resource Alternative Advisor, LLC as the Fund’s adviser. In addition, effective October 30, 2020, the Fund terminated the Dealer Manager Agreement between the Fund and Resource Securities LLC. Accordingly:

1.	All references in the Prospectus to Resource Alternative Advisor, LLC as the “Adviser” are removed and replaced with Sierra Crest Investment Management LLC.

All references in the Prospectus to the Fund’s and the Adviser’s address and principal executive offices, telephone number and website are replaced with 650 Madison Avenue, 23rd Floor, New York, NY 10022, (212) 891-2880 and www.altcif.com, respectively. The Fund’s address for shareholder transactions and inquiries is replaced with PO Box 219246, Kansas City, MO 64121-9246, or for overnight deliveries 430 W 7th Street, Suite 219246, Kansas City, MO 64105-1407.

2.	All references in the Prospectus to the expiration date of the expense limitation and reimbursement agreement between the Fund and the Adviser are deleted and replaced with October 31, 2022.

3.	The disclosure under “Investment Adviser” within the Prospectus Summary is deleted and replaced with the following:

Investment Adviser. Sierra Crest Investment Management LLC, located at 650 Madison Avenue, 23rd Floor, New York, NY 10022, serves as the Fund’s investment adviser (the “Adviser”). The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser was formed on December 4, 2018 and is an affiliate of BC Partners Advisors L.P. (“BC Partners”). Sierra Crest is based in New York, NY, and is registered as an investment adviser with the Securities and Exchange Commission (“SEC”). As of June 1, 2020, Sierra Crest had discretionary assets under management of approximately $650 million. Sierra Crest is majority owned by BCPSC Holdings LLC, which is controlled by BC Partners. BC Partners is an international investment firm with approximately $25 billion of assets under management in private equity, credit and real estate investments in Europe and North America. BC Partners was founded in 1986 and has offices in London, New York, Paris, and Hamburg.

4.

The fifth paragraph under “Other Information Regarding Investment Strategy” in the section of the Prospectus entitled “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES” is deleted and replaced with the following:

The Fund anticipates that it will co-invest in certain private placement transactions, with other funds managed by Sierra Crest or its affiliates pursuant to an SEC exemptive order. The order is subject to certain conditions, such as that co-investments be made in a manner consistent with the Fund’s investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements, and are allocated fairly among participants.

5.	The disclosure under “Co-Investment Restrictions” in the section of the Prospectus entitled “RISK FACTORS” is deleted and replaced with the following:

Co-Investment Transactions

As a registered closed-end fund, the Fund is subject to certain regulatory restrictions in making investments. For example, registered closed-end funds generally are not permitted to co-invest with certain affiliated entities in transactions originated by the registered closed-end fund or its affiliates in the absence of an exemptive order from the SEC. However, registered closed-end funds are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated term. On October 23, 2018, the SEC issued an exemptive order to an affiliate of Sierra Crest that permits the Fund to co-invest, subject to the satisfaction of certain conditions, in certain private placement transactions, with other funds managed by Sierra Crest or its affiliates, including BCP Special Opportunities Fund I LP, BCP Special Opportunities Fund II LP, Portman Ridge Finance Corporation and any future funds that are advised by Sierra Crest or its affiliated investment advisers. Under the terms of the exemptive order, in order for the Fund to participate in a co-investment transaction a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Trustees must conclude that (i) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching with respect of the Fund or its shareholders on the part of any person concerned, and (ii) the proposed transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objectives and strategies and certain criteria established by the Fund’s Board of Trustees.

The Fund relies, in part, on Sierra Crest to assist with identifying and executing upon investment opportunities and on the Fund’s Board of Trustees to review and approve the terms of the Fund’s participation in co-investment transactions with Sierra Crest and its affiliates. Sierra Crest and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict

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of interest in that the time and effort of the members of Sierra Crest, its affiliates and their officers and employees will not be devoted exclusively to the Fund’s business, but will be allocated between the Fund and such other business activities of Sierra Crest and its affiliates in a manner that Sierra Crest deems necessary and appropriate.

Neither Sierra Crest nor individuals employed by Sierra Crest are generally prohibited from raising capital for and managing other investment entities that make the same types of investments that the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. Affiliates of Sierra Crest, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with the Fund.

6.	The first paragraph under “Investment Adviser” in the section of the Prospectus entitled “MANAGEMENT OF THE FUND” is deleted and replaced with the following:

Sierra Crest Investment Management LLC, located at 650 Madison Avenue, 23rd Floor, New York, NY 10022, serves as the Fund’s investment adviser (the “Adviser”). The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser was formed on December 4, 2018 and is an affiliate of BC Partners Advisors L.P. (“BC Partners”). Sierra Crest is based in New York, NY, and is registered as an investment adviser with the Securities and Exchange Commission (“SEC”). As of June 1, 2020, Sierra Crest had discretionary assets under management of approximately $650 million. Sierra Crest is majority owned by BCPSC Holdings LLC, which is controlled by BC Partners. BC Partners is an international investment firm with approximately $25 billion of assets under management in private equity, credit and real estate investments in Europe and North America. BC Partners was founded in 1986 and has offices in London, New York, Paris, and Hamburg.

7.	The third paragraph under “Investment Adviser” in the section of the Prospectus entitled “MANAGEMENT OF THE FUND” is deleted and replaced with the following:

A discussion regarding the basis for the Board of Trustees’ approval of the Management Agreement will be included in the Fund’s annual report to shareholders for the period ended September 30, 2020.

8.	The disclosure under “Portfolio Managers” under the “MANAGEMENT OF THE FUND” section of the Prospectus is deleted and replaced with the following:

Michael Terwilliger serves as the Portfolio Manager for the Fund, charged with the day to day management of the Fund. He has served the Fund as Portfolio Manager since October 2015. Mr. Terwilliger has more than a decade of credit investment experience, with expertise in a range of products including high yield bonds, distressed debt, structured securities, bank loans and convertibles. Mr. Terwilliger joined Sierra Crest Investment Management LLC in October 2020 and currently serves as a Managing Director. From October 2015 until October 2020, Mr. Terwilliger was employed by Resource America, Inc. Mr. Terwilliger also was an officer of Resource Alternative Advisor, LLC, most recently as Managing Director. From February 2012 until October 2015, Mr. Terwilliger was a Senior Credit Analyst at Shenkman Capital Management, Inc. (“Shenkman”), a prominent institutional credit manager focused on non-investment grade products. At Shenkman, he primarily managed investments in the Retail and Food & Beverage sectors, with total exposure in excess of $1.2bn. From March 2006 until November 2011, Mr. Terwilliger worked as a High Yield Research Analyst at Bank of America-Merrill Lynch (“BAML”). In 2010 and 2011, Institutional Investor recognized Mr. Terwilliger with a #2 ranking in its annual All-America Fixed-Income Research Team for his coverage of the General Manufacturing sector and a #3 ranking in 2011 for his work in the Business Services industries. Before BAML, he was part of the Distressed Debt and Special Situations effort at Friedman Billings Ramsey & Co. In the course of his career, Mr. Terwilliger has covered a wide range of industries, including Cable, Media & Entertainment, Building Products and Energy. Mr. Terwilliger holds a Bachelor of Arts degree from Northwestern University and a Master of Business Administration from the University of Virginia Darden School of Business. He is also a CFA charter holder.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

9.	The third and fourth paragraphs under the “CONFLICTS OF INTEREST” section of the Prospectus is deleted and replaced with the following:

The members of the senior management and investment team of Sierra Crest serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of the Fund’s shareholders. The Fund’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, the Fund relies on Sierra Crest to manage the Fund’s day-to-day activities and to implement the Fund’s investment strategy. Sierra Crest and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to the Fund. As a result of these activities, Sierra Crest, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between the Fund and other activities in which they are or may become involved, including the management of its affiliated funds. Sierra Crest and its officers and employees will devote only as much of its or their time to the Fund’s business as Sierra Crest and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

The Fund relies, in part, on Sierra Crest to assist with identifying and executing upon investment opportunities and on the Fund’s Board of Trustees to review and approve the terms of the Fund’s participation in co-investment transactions with Sierra Crest and its affiliates. Sierra Crest and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict

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of interest in that the time and effort of the members of Sierra Crest, its affiliates and their officers and employees will not be devoted exclusively to the Fund’s business, but will be allocated between the Fund and such other business activities of Sierra Crest and its affiliates in a manner that Sierra Crest deems necessary and appropriate.

An affiliate of Sierra Crest manages other funds that will invest primarily in debt and equity of privately-held middle-market companies, similar to the Fund’s targets for investment. Therefore, there may be certain investment opportunities that satisfy the investment criteria for such funds and the Fund.

Neither Sierra Crest nor individuals employed by Sierra Crest are generally prohibited from raising capital for and managing other investment entities that make the same types of investments that the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. On October 23, 2018, the SEC issued an order granting an application for exemptive relief to an affiliate of Sierra Crest that allows funds managed by Sierra Crest, including the Fund, to co-invest, subject to the satisfaction of certain conditions, in certain private placement transactions, with other funds managed by Sierra Crest or its affiliates, including BCP Special Opportunities Fund I LP, BCP Special Opportunities Fund II LP, Portman Ridge Finance Corporation and any future funds that are advised by Sierra Crest or its affiliated investment advisers. Affiliates of Sierra Crest, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with the Fund.

10.	The disclosure under “About the Dealer Manager” under the section of the Prospectus entitled “PLAN OF DISTRIBUTION” is deleted in its entirety.

11.

Dealer manager fees, a portion of the Class A and Class L sales load, are re-characterized as selling commissions. Portions of Class A and Class L sales loads previously paid or reallowed to the dealer manager will be paid to the Fund’s distributor. All references to the “dealer manager” are deleted.

In addition, as of October 29, 2020, the Fund’s net asset value per share was $9.72 for Class A shares, $9.83 for Class C shares, $9.74 for Class I shares, $9.72 for Class L shares, and $9.72 for Class W shares.

This Supplement, and the Prospectus and the Fund’s SAI dated January 15, 2020, as supplemented, provide relevant information for all shareholders and should be retained for future reference. The Prospectus and Statement of Additional Information have been filed with the Securities and Exchange Commission and are incorporated herein by reference. The Prospectus and Statement of Additional Information can be obtained without charge by calling toll-free 833-404-4103.

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